FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2013

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2013 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2012 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

HIGHLIGHTS SINCE END OF 2012

•	Quebecor Media’s sales decreased by $9.5 million (-0.9%) to $1.05 billion in the first quarter of 2013 compared with the first quarter of 2012.

•	Quebecor announced major management changes at the Corporation and its subsidiaries.

•

Serge Gouin, Chairman of the Board of Quebecor Media, is retiring after serving in that position since the creation of Quebecor Media in 2000. Pierre Karl Péladeau has been appointed Chairman of the Board of Quebecor Media and of TVA Group Inc. (“TVA Group”), and Vice-Chairman of the Board of Quebecor. In his new position, Mr. Péladeau will also be responsible for some of the Corporation’s strategic files.

•

Robert Dépatie, President and Chief Executive Officer of Videotron Ltd. (“Videotron”) since 2003, takes over from Pierre Karl Péladeau as President and Chief Executive Officer of Quebecor and of Quebecor Media.

•

When announcing the management changes, Pierre Karl Péladeau noted that since the beginning of Robert Dépatie’s tenure at Videotron, its operating income has increased from $275.0 million to more than $1.20 billion. During the same period, the number of revenue-generating units[1] has increased by nearly 3.2 million, including more than 420,000 connections to the mobile telephony service.

•	Manon Brouillette, President, Consumer Market, at Videotron, is appointed President and Chief Operating Officer of the subsidiary. Robert Dépatie will remain Chief Executive Officer of Videotron.

Telecommunications

•	In the first quarter of 2013, the Telecommunications segment grew its revenues by $23.0 million (3.6%) and its operating income by $14.3 million (4.7%).

•

Revenues from all of Videotron’s main services increased in the first quarter of 2013: mobile telephony ($12.4 million or 33.0%), Internet access ($7.1 million or 3.7%), cable telephony ($4.0 million or 3.6%), and cable television ($3.9 million or 1.5%).

[1]	The sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

•

A net increase of 31,100 revenue-generating units was recorded in the first quarter of 2013, compared with a 30,200 increase in the same period of 2012. In the 12-month period ended March 31, 2013, the number of revenue-generating units increased by 222,700 (4.7%).

•	In late February 2013, Videotron launched illico Club Unlimited, a new subscription video on demand service that carries the largest selection of unlimited on-demand French-language titles in Canada.

News Media

•

According to the NADbank 2012 survey of the readership of major Canadian dailies, Le Journal de Montréal had a weekly readership of 1,164,300, which is 329,400 more than its closest competitor, a significant 39.5% gap. Le Journal de Québec reaches 351,500 readers per week, 75,500 more than its nearest rival. The free daily 24 heures had a weekly readership of 652,800, an increase of 15,800 from the previous year (source: NADbank 2011 and 2012, Montréal CMA).

Broadcasting

•

The television program La Voix achieved exceptional ratings throughout its run from January 20 to April 14, 2013. The average audience for the weekly gala was above 2.6 million and the average audience share was more than 57%. The creation of value-added multiplatform content around this high-calibre program bears out the success of Quebecor’s convergence strategy and its benefits for all of the Corporation’s media properties.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by International Financial Reporting Standards (“IFRS”). The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

The Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss on debt refinancing, and income taxes. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. Quebecor Media’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of operating income with net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2013	2012
Operating (loss) income:
Telecommunications	$317.3	$303.0
News Media	5.7	15.7
Broadcasting	(1.9)	(7.0)
Leisure and Entertainment	(1.7)	0.3
Interactive Technologies and Communications	1.3	3.0
Head Office	1.1	7.2

	321.8	322.2
Amortization	(162.0)	(141.3)
Financial expenses	(93.7)	(83.7)
Gain on valuation and translation of financial instruments	7.4	81.9
Restructuring of operations, impairment of assets and other special items	(1.6)	(1.1)
Impairment of goodwill	—	(14.5)
Loss on debt refinancing	—	(7.3)
Income taxes	(22.4)	(40.9)

Net income	$49.5	$115.3

Cash Flows from Segment Operations

Cash flows from segment operations represents operating income, less additions to property, plant and equipment and additions to intangible assets (excluding disbursements for license acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, the payment of dividends, and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operation is reported, a detail calculation is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by operating activities under IFRS, less additions to property, plant and equipment and additions to intangible assets (excluding disbursements for license acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 8 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by its operating activities reported in the condensed consolidated financial statements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable telephony and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephony and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2013/2012 first quarter comparison

Revenues: $1.05 billion, a decrease of $9.5 million (-0.9%).

•

Revenues decreased in News Media ($25.5 million or -10.9% of segment revenues), Leisure and Entertainment ($6.3 million or -9.4%), Broadcasting ($2.4 million or -2.1%), and Interactive Technologies and Communications ($1.4 million or -3.8%).

•	Revenues increased in the Telecommunications segment ($23.0 million or 3.6%).

Operating income: $321.8 million, a decrease of $0.4 million (-0.1%).

•

Operating income decreased in News Media ($10.0 million or -63.7% of segment operating income), Leisure and Entertainment ($2.0 million), Interactive Technologies and Communications ($1.7 million or -56.7%), and at Head Office ($6.1 million). The decrease at Head Office was due primarily to a gain on dispute settlement recognized in the first quarter of 2012.

•	Operating income increased in Telecommunications ($14.3 million or 4.7%) and there was a favourable variance in the Broadcasting segment ($5.1 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $4.4 million favourable variance in the consolidated stock-based compensation charge in the first quarter of 2013 compared with the same period of 2012.

Net income attributable to shareholders: $52.2 million in the first quarter of 2013 compared with $134.5 million in the same period of 2012, an $82.3 million decrease.

•	The decrease was mainly due to:

•	$74.5 million unfavourable variance in the gain on valuation and translation of financial instruments;

•	$20.7 million increase in amortization charge;

•	$10.0 million increase in financial expenses.

Partially offset by:

•	favourable variance in 2013 due to recognition of a $14.5 million goodwill impairment charge in the first quarter of 2012;

•	favourable variance in 2013 due to $7.3 million loss on debt refinancing recorded in the first quarter of 2012.

Amortization charge: $162.0 million in the first quarter of 2013, a $20.7 million increase essentially due to the impact of significant capital expenditures since 2011 in the Telecommunications segment, including amortization of capital expenditures related to modernization of the cable and mobile networks, and to the impact of the emphasis on equipment leasing in the promotional strategy.

Financial expenses: $93.7 million, an increase of $10.0 million due mainly to higher indebtedness.

Gain on valuation and translation of financial instruments: $7.4 million in the first quarter of 2013 compared with $81.9 million in the same quarter of 2012. The unfavourable variance of $74.5 million was mainly due to an unfavourable change in the gain on the fair value of early settlement options caused by interest rate and credit premium fluctuations.

Charge for restructuring of operations, impairment of assets and other special items: $1.6 million in the first quarter of 2013, compared with $1.1 million in the same period of 2012, an unfavourable variance of $0.5 million.

Goodwill impairment charge: $14.5 million in the first quarter of 2012.

•

As a result of new tariffs adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, the costs of the magazine publishing operations were adversely affected. Accordingly, the Corporation reviewed its business plan for the segment in the first quarter of 2012 and determined that goodwill was no longer fully recoverable. A $14.5 million non-cash goodwill impairment charge (without any tax consequences) was recorded.

Loss on debt refinancing: $7.3 million in the first quarter of 2012.

•

In March 2012, Videotron redeemed all of its 6.875% Senior Notes maturing in January 2014 in the aggregate principal amount of US$395.0 million. During the same period, Quebecor Media redeemed US$78.5 million principal amount of its 7.75% Senior Notes maturing in March 2016 and settled the hedging contracts. The transactions generated a total loss of $7.3 million on debt refinancing.

Income tax expense: $22.4 million (effective tax rate of 31.1%) in the first quarter of 2013, compared with $40.9 million (effective tax rate of 24.0%, counting only taxable and deductible items) in the first quarter of 2012.

•

The $18.5 million favourable variance in the income tax expense was mainly due to the decrease in pre-tax income. The increase in the effective tax rate was due to the impact of the tax rate mix on the various components of the gain on valuation and translation of financial instruments.

SEGMENTED ANALYSIS

Telecommunications

First quarter 2013 operating results

Revenues: $668.8 million, an increase of $23.0 million (3.6%).

•

Combined revenues from all cable television services increased $3.9 million (1.5%) to $271.9 million, due primarily to higher revenues from the leasing of digital set-top boxes and increased viewings of pay-per-view events.

•	Revenues from Internet access services increased $7.1 million (3.7%) to $198.4 million. The favourable variance was mainly due to customer growth.

•	Revenues from cable telephony service increased $4.0 million (3.6%) to $115.7 million, primarily as a result of customer base growth and more lines for business customers.

•	Revenues from mobile telephony service increased $12.4 million (33.0%) to $50.0 million, essentially due to customer growth.

•	Revenues from Videotron Business Solutions decreased $1.1 million (-6.5%) to $15.8 million.

•

Revenues from customer equipment sales decreased $1.4 million (-16.9%) to $6.9 million. The decrease caused by campaigns promoting cable television equipment leasing was partially offset by increased revenues from mobile telephony equipment.

•	Other revenues: $10.1 million, a decrease of $1.9 million (-15.8%) caused by Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) store closures and other revenue decreases.

ARPU: $114.49 in the first quarter of 2013 compared with $109.18 in the same period of 2012, an increase of $5.31 (4.9%).

Customer statistics

Revenue-generating units – As of March 31, 2013, the total number of revenue-generating units stood at 4,948,400, an increase of 31,100 (0.6%) from the end of 2012, compared with an increase of 30,200 in the first quarter of 2012 (Table 2). In the 12-month period ended March 31, 2013, the number of revenue-generating units increased by 222,700 (4.7%). Revenue-generating units are the sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 5,800 (-0.3%) in the first quarter of 2013 (compared with a decrease of 7,500 in the same quarter of 2012) and decreased by 4,800 (-0.3%) during the 12-month period ended March 31, 2013 (Table 2). At the end of the first quarter of 2013, Videotron had 1,849,200 subscribers to its cable television services. The household and business penetration rate (number of subscribers as a proportion of the total 2,710,000 homes and businesses passed by Videotron’s network as of the end of March 2013, up from 2,666,700 one year earlier) was 68.2% versus 69.5% a year earlier.

•

As of March 31, 2013, the number of subscribers to illico Digital TV stood at 1,500,300, a quarterly increase of 15,700 or 1.1% (compared with a 16,700-subscriber increase in the first quarter of 2012) and a 12-month increase of 82,800 (5.8%). As of March 31, 2013, illico Digital TV had a household and business penetration rate of 55.4% versus 53.2% a year earlier.

•

The customer base for analog cable television services decreased by 21,500 (-5.8%) in the first quarter of 2013 (compared with a decrease of 24,200 customers in the same quarter of 2012) and by 87,600 (-20.1%) over a 12-month period, primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,397,300 at March 31, 2013, a quarterly increase of 9,600 (0.7%) compared with an increase of 8,000 in the first quarter of 2012 and a 12-month increase of 56,800 (4.2%) (Table 2). At March 31, 2013, Videotron’s cable Internet access services had a household and business penetration rate of 51.6%, compared with 50.3% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,274,000 as of March 31, 2013, a quarterly increase of 9,100 (0.7%) compared with a 7,200-customer increase in the first quarter of 2012, and a 12-month increase of 61,500 (5.1%) (Table 2). At March 31, 2013, the cable telephony service had a household and business penetration rate of 47.0% versus 45.5% a year earlier.

Mobile telephony service – As of March 31, 2013, the number of subscriber connections to the mobile telephony service stood at 420,900, an increase of 18,300 (4.5%) from the end of the previous quarter compared with an increase of 22,200 connections in the first quarter of 2012, and a 12-month increase of 108,100 (34.6%) (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Mar. 2013	Dec. 2012	Sept. 2012	June 2012	Mar. 2012	Dec. 2011	Sept. 2011	June 2011
Cable television:
Analog	348.9	370.4	395.1	412.9	436.5	460.7	496.1	530.3
Digital	1,500.3	1,484.6	1,457.8	1,425.0	1,417.5	1,400.8	1,348.1	1,270.4

	1,849.2	1,855.0	1,852.9	1,837.9	1,854.0	1,861.5	1,844.2	1,800.7
Cable Internet	1,397.3	1,387.7	1,369.6	1,341.1	1,340.5	1,332.5	1,306.4	1,266.5
Cable telephony	1,274.0	1,264.9	1,249.7	1,223.4	1,212.5	1,205.3	1,179.4	1,141.6
Mobile telephony[1]	420.9	402.6	378.3	347.6	312.8	290.6	258.1	210.6
Internet over wireless	7.0	7.1	7.4	6.8	5.9	5.6	5.2	4.0

Total (revenue-generating units)	4,948.4	4,917.3	4,857.9	4,756.8	4,725.7	4,695.5	4,593.3	4,423.4

[1]	In thousands of subscriber connections.

Operating income: $317.3 million, an increase of $14.3 million (4.7%).

•	The increase in operating income was mainly due to:

•	impact of higher revenues;

•	$2.3 million decrease in stock-based compensation charge.

Partially offset by:

•	increases in some operating expenses, including customer service costs incurred to support customer base growth.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 52.6% in the first quarter of 2013 compared with 53.1% in the same period of 2012.

•

The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues), partially offset by increases in some operating costs.

Cash flows from segment operations: $159.4 million in the first quarter of 2013 compared with $101.8 million in the same period of 2012, an increase of $57.6 million (Table 3).

•

The increase was due to a $43.6 million decrease in additions to property, plant and equipment and additions to intangible assets, mainly reflecting lower investment in the 4G network, and the $14.3 million increase in operating income.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2013	2012
Operating income	$317.3	$303.0
Additions to property, plant and equipment	(145.6)	(183.5)
Additions to intangible assets	(13.2)	(18.9)
Proceeds from disposal of assets	0.9	1.2

Cash flows from segment operations	$159.4	$101.8

News Media

First quarter 2013 operating results

Revenues: $207.6 million, a decrease of $25.5 million (-10.9%).

•	Advertising revenues decreased 14.2%; digital revenues decreased 7.6%; circulation revenues decreased 5.2%; combined revenues from commercial printing and other sources decreased 1.1%.

•	Revenues decreased 11.3% at the urban dailies, 12.6% at the community newspapers and 34.9% at the portals; the decline at the portals was caused by lower advertising revenues.

Operating income: $5.7 million, a decrease of $10.0 million (-63.7%).

•	The decrease was due primarily to:

•	impact of revenue decrease;

•	unfavourable variance related to investments in Quebecor Media Out of Home, which started up in November 2012;

•	$2.2 million unfavourable variance in multimedia employment tax credits.

Partially offset by:

•	$10.6 million favourable impact related to restructuring initiatives and to other reductions in operating expenses;

•	$1.2 million decrease in stock-based compensation charge.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 97.3% in the first quarter of 2013, compared with 93.3% in the same period of 2012. The increase was due to the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases, the unfavourable impact of investments in Quebecor Media Out of Home, and multimedia employment tax credits, partially offset by the favourable impact of the reduction in operating costs in the first quarter of 2013.

Cash flows from segment operations: $2.6 million in the first quarter of 2013 compared with $11.0 million in the same quarter of 2012 (Table 4).

•	The $8.4 million decrease was due primarily to the $10.0 million decrease in operating income, partially offset by a $1.8 million decrease in additions to intangible assets.

Table 4: News Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2013	2012
Operating income	$5.7	$15.7
Additions to property, plant and equipment	(2.4)	(1.9)
Additions to intangible assets	(1.0)	(2.8)
Proceeds from disposal of assets	0.3	—

Cash flows from segment operations	$2.6	$11.0

Broadcasting

First quarter 2013 operating results

Revenues: $113.0 million, a decrease of $2.4 million (-2.1%).

•	Revenues from television operations decreased $1.5 million, mainly due to:

•	lower advertising revenues at TVA Network.

Partially offset by:

•	increased subscription revenues at the specialty channels, attributable largely to the LCN, TVA Sports, SUN News, Yoopa, Moi&cie and addikTV channels.

•	Total publishing revenues decreased $0.9 million, mainly because of lower newsstand revenues.

Operating loss: $1.9 million in the first quarter of 2013 compared with $7.0 million in the same period of 2012, a $5.1 million favourable variance.

•	$2.8 million favourable variance in operating loss of television operations, mainly due to:

•	decrease in TVA Network’s operating costs, including content and production costs, and impact of containment of other costs;

•	decrease in SUN News’ operating loss due to reduction in labour and content costs.

•	Operating income from publishing operations increased by $2.3 million, mainly as a result of:

•

negative impact on first quarter 2012 results from recognition of a $2.3 million charge for the years 2010 and 2011 related to the adoption of new tariffs for business contributions to costs related to waste recovery services provided by Québec municipalities.

Partially offset by:

•	impact of revenue decrease.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 101.7% in the first quarter of 2013 compared with 106.1% in the same period of 2012. The decrease in costs as a proportion of revenues was mainly due to the decrease in operating costs and recognition in the first quarter of 2012 of retroactive costs related to waste-recovery services.

Cash flows from segment operations: Negative $7.8 million in the first quarter of 2013 compared with negative $12.9 million in the same period of 2012 (Table 5). The $5.1 million favourable variance was entirely due to the decrease in operating loss.

Table 5: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2013	2012
Operating loss	$(1.9)	$(7.0)
Additions to property, plant and equipment	(5.3)	(5.3)
Additions to intangible assets	(0.6)	(0.6)

Cash flows from segment operations	$(7.8)	$(12.9)

Leisure and Entertainment

First quarter 2013 operating results

Revenues: $60.8 million, a decrease of $6.3 million (-9.4%) compared with the first quarter of 2012.

•	Archambault Group Inc.’s revenues decreased 12.9%, mainly because of:

•

36.7% decrease in distribution revenues, mainly reflecting the larger number of successful CD releases in the first quarter of 2012, combined with decreased product distribution at Le SuperClub Vidéotron stores;

•	1.9% decrease in retail sales due to lower sales of CDs, partially offset by higher sales of books and musical instruments;

•	75.9% decrease in production revenues, mainly reflecting the larger number of CDs and concerts produced in the first quarter of 2012.

•	The Book division’s revenues decreased by 3.6%, mainly because of lower revenues from general literature distribution.

Operating loss: $1.7 million in the first quarter of 2013 compared with operating income of $0.3 million in the first quarter of 2012. The $2.0 million unfavourable variance was caused mainly by the impact of the revenue decrease.

Cash flows from segment operations: Negative $2.9 million in the first quarter of 2013 compared with negative $1.3 million in the same period of 2012 (Table 6).

•	The $1.6 million unfavourable variance was mainly due to the negative variance in operating income.

Table 6: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2013	2012
Operating (loss) income	$(1.7)	$0.3
Additions to property, plant and equipment	(0.5)	(0.9)
Additions to intangible assets	(0.7)	(0.7)

Cash flows from segment operations	$(2.9)	$(1.3)

Interactive Technologies and Communications

First quarter 2013 operating results

Revenues: $35.2 million, a decrease of $1.4 million (-3.8%).

•	The decrease was mainly due to:

•	lower volume in Europe, particularly Spain and France;

•	lower volume from customers in Canada. A revenue decrease at the Montréal office was partially offset by an increase at the Toronto office;

•	lower revenues in Asia.

Partially offset by:

•	higher volume from government customers.

Operating income: $1.3 million, a decrease of $1.7 million (-56.7%). The unfavourable variance was mainly a result of the impact of lower revenues and margins.

Cash flows from segment operations: $0.5 million in the first quarter of 2013 compared with $1.9 million in the same period of 2012 (Table 7).

•	The $1.4 million unfavourable variance was caused mainly by the decrease in operating income.

Table 7: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2013	2012
Operating income	$1.3	$3.0
Additions to property, plant and equipment	(0.8)	(1.1)

Cash flows from segment operations	$0.5	$1.9

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of the financial position as of the balance sheet date.

Operating activities

Cash flows provided by operating activities: $129.8 million in the first quarter of 2013 compared with $252.3 million in the same period of 2012.

•	The $122.5 million unfavourable variance was mainly due to:

•

$92.3 million unfavourable net change in non-cash balances related to operations, mainly because of unfavourable variances in accounts payable, accrued charges and income tax liabilities, partially offset by a favourable variance in deferred revenues related to a different customer billing cycle in the Telecommunications segment;

•

decrease in operating income, mainly in the News Media segment ($10.0 million) and at Head Office ($6.1 million). The decrease at Head Office was due primarily to a gain on dispute settlement recognized in the first quarter of 2012;

•	$18.8 million unfavourable variance in current income taxes;

•	$10.6 million increase in cash interest expense.

Partially offset by:

•	$14.3 million increase in operating income in the Telecommunications segment and $5.1 million decrease in the operating loss of the Broadcasting segment.

Unfavourable timing of transactions on non-cash items related to operating activities, combined with a reduction in previously tax benefits available for the deferring of income tax disbursments, were the main negative factors affecting cash flows provided by operating activities. Interest expenses on higher indebtedness also had a negative impact. As well, in a continuation of the trend seen in recent quarters, increased profitability in the Telecommunications segment generated higher cash flows, while the negative impact of more aggressive competition and weak market conditions in the News Media segment had an unfavourable impact on cash flows provided by operating activities.

Working capital: Negative $148.0 million at March 31, 2013 compared with negative $81.7 million at December 31, 2012. The $66.3 million unfavourable variance mainly reflects the recognition under current liabilities of liabilities related to derivative financial instruments maturing in January 2014.

Investing activities

Additions to property, plant and equipment: $154.8 million in the first quarter of 2013 compared with $193.2 million in the same period of 2012. The $38.4 million difference was mainly due to:

•	$37.9 million decrease in additions to property, plant and equipment in the Telecommunications segment, mainly related to spending on the 4G network and network modernization.

Additions to intangible assets: $15.6 million in the first quarter of 2013 compared with $22.5 million in the same period of 2012. The Telecommunications and News Media segments accounted for most of the $6.9 million decrease.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities: Negative $39.4 million in the first quarter of 2013 compared with positive $37.8 million in the same period of 2012 (Table 8).

•	The $77.2 million unfavourable variance was mainly due to:

•	$122.5 million unfavourable variance in cash flows provided by operating activities.

Offset by:

•	$38.4 million decrease in additions to property, plant and equipment.

Table 8

Cash flows provided by operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended March 31
	2013	2012
Operating (loss) income:
Telecommunications	$317.3	$303.0
News Media	5.7	15.7
Broadcasting	(1.9)	(7.0)
Leisure and Entertainment	(1.7)	0.3
Interactive Technologies and Communications	1.3	3.0
Head Office	1.1	7.2

	321.8	322.2
Cash interest expense	(90.6)	(80.0)
Cash portion of charge for restructuring of operations, impairment of assets and other special items	(0.8)	(0.7)
Current income taxes	(24.3)	(5.5)
Other	1.2	1.5
Net change in non-cash balances related to operations	(77.5)	14.8

Cash flows provided by operating activities	129.8	252.3
Additions to property, plant and equipment and additions to intangible assets, less proceeds from disposal of assets:
Telecommunications	(157.9)	(201.2)
News Media	(3.1)	(4.7)
Broadcasting	(5.9)	(5.9)
Leisure and Entertainment	(1.2)	(1.6)
Interactive Technologies and Communications	(0.8)	(1.1)
Head Office	(0.3)	—

	(169.2)	(214.5)

Free cash flows from continuing operating activities	$(39.4)	$37.8

[1]	Interest on long-term debt, foreign currency translation on short-term monetary items and other interest expenses (see note 7 in the consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $55.0 million increase in the first quarter of 2013; $63.3 million favourable net variance in assets and liabilities related to derivative financial instruments.

•

The increase in the debt was mainly due to the estimated $64.2 million unfavourable impact of exchange rate fluctuations. Any increase in this item is offset on the balance sheet by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments.”

•	The following debt reductions mitigated the unfavourable impact of exchange rate fluctuations on the debt:

•	$7.4 million favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations;

•	current payments totalling $5.3 million on Quebecor Media’s credit facility.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $199.6 million at March 31, 2013 compared with a net liability of $262.9 million at December 31, 2012. The $63.3 net favourable variance was due to:

•	favourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•	settlement by Quebecor Media of hedges on foreign currency exposure on its term loan “B” credit facility, which was prepaid in full in December 2012.

Partially offset by:

•	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•

On April 16, 2013, Quebecor Media announced a public exchange offer for the exchange of the entirety of its outstanding 5.75% Senior Notes maturing on January 15, 2023 for an equivalent principal amount of Notes registered pursuant to the Securities Act of 1933. The public exchange offer will expire on May 14, 2013, unless it is extended.

Financial position at March 31, 2013

Net available liquidity: $1.00 billion for the Corporation and its wholly owned subsidiaries, consisting of $129.1 million in cash and $874.9 million in available unused lines of credit.

Consolidated debt: $4.48 billion at March 31, 2013, a $55.0 million increase compared with December 31, 2012; $63.3 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

•

Consolidated debt essentially consisted of Videotron’s $2.17 billion debt ($2.13 billion at December 31, 2012), TVA Group’s $74.7 million debt ($74.4 million at December 31, 2012) and Quebecor Media’s $2.24 billion debt ($2.23 billion at December 31, 2012).

As of March 31, 2013, minimum principal payments on long-term debt in the coming years are as follows:

Table 9

Minimum principal payments on Quebecor Media’s long-term debt

12-month period ending on March 31

(in millions of Canadian dollars)

2014	$21.3
2015	96.3
2016	838.5
2017	11.0
2018	10.7
2019 and thereafter	3,826.3

Total	$4,804.1

The weighted average term of Quebecor Media’s consolidated debt was approximately 6.9 years as of March 31, 2013 (7.1 years as of December 31, 2012). The debt consists of approximately 91.0% fixed-rate debt (90.9% as of December 31, 2012) and 9.0% floating-rate debt (9.1% as of December 31, 2012).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At March 31, 2013, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On March 13, 2013, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on March 14, 2013.

•	On May 7, 2013, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on May 8, 2013.

Analysis of consolidated balance sheet as at March 31, 2013

Table 10

Consolidated balance sheet of Quebecor Media

Analysis of main differences between March 31, 2013 and December 31, 2012

(in millions of Canadian dollars)

	March 31, 2013	December 31, 2012	Difference	Main reason for difference
Assets
Cash and cash equivalents	$134.8	$228.7	$(93.9)	Cash flows used in investing and financing activities exceeded cash flows provided by operating activities
Liabilities

Accounts payable and accrued charges	657.6	784.9	(127.3)	Impact of current variances in activity
Long-term debt, including short-term portion and bank indebtedness	4,483.7	4,428.7	55.0	See “Financing activities”
Derivative financial instruments[1]	199.6	262.9	(63.3)	See “Financing activities”

[1]	Current and long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At March 31, 2013, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 11 below shows a summary of these contractual obligations.

Table 11

Contractual obligations of Quebecor Media as of March 31, 2013

(in millions of Canadian dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$4,804.1	$21.3	$934.8	$21.7	$3,826.3
Interest payments[2]	2,414.9	251.6	712.2	560.7	890.4
Operating leases	379.0	61.9	87.6	60.5	169.0
Additions to property, plant and equipment and other commitments	290.8	76.7	96.2	29.1	88.8
Derivative financial instruments[3]	204.6	116.5	48.7	2.2	37.2

Total contractual obligations	$8,093.4	$528.0	$1,879.5	$674.2	$5,011.7

[1]	The carrying value of long-term debt excludes adjustments related to embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2013.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2013, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $2.1 million ($4.2 million in the first quarter of 2012), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $0.6 million ($0.9 million in the first quarter of 2012). These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

In the first quarter of 2013, the Corporation received an amount of $0.4 million, which is included as a reduction in employee costs ($0.4 million in the first quarter of 2012), and incurred management fees of $0.5 million ($0.3 million in the first quarter of 2012) with the Corporation’s shareholders.

Financial Instruments

Quebecor and its subsidiaries use a number of financial instruments, mainly cash and cash equivalents, trade receivables, long-term investments, bank indebtedness, trade payables, accrued charges, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments: (i) to set in Canadian dollars (“CAD dollars”) all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to reverse existing hedging positions through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2013 and December 31, 2012 are as follows:

Table 12

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2013		December 31, 2012
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(4,804.1)	$(5,011.4)	$(4,743.6)	$(5,007.6)
Derivative financial instruments:
Early settlement options	271.8	271.8	264.9	264.9
Foreign exchange forward contracts[2]	1.2	1.2	0.1	0.1
Cross-currency interest rate swaps[2]	(200.8)	(200.8)	(263.0)	(263.0)

[1]	The carrying value of long-term debt excludes adjustments related to embedded derivatives and financing fees.
[2]	The value of foreign exchange forward contracts entered into to reverse existing hedging positions is netted from the value of the offset financial instruments.

The gain on valuation and translation of financial instruments for the first quarter of 2013 are summarized in Table 13.

Table 13

Gain on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended March 31
	2013	2012
Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(7.2)	$(82.0)
Gain on the ineffective portion of cash flow hedges	(0.2)	—
Loss on the ineffective portion of fair value hedges	—	0.1

	$(7.4)	$(81.9)

A $25.9 million loss was recorded under Other comprehensive income in the first quarter of 2013 in relation to cash flow hedging relationships ($18.9 million gain in the first quarter of 2012).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility and discount factors.

Changes in Accounting Policies

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)	IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)	IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method. The following table summarizes the adjustments that were recorded in the consolidated statement of income for the prior period comparative figures:

Increase (decrease)	Three months ended March 31, 2012
Revenues	$(2.4)
Purchase of goods and services	(1.4)
Financial expenses	(1.0)

Net income	$—

(iii)	IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities, and other off-balance sheet vehicles.

(iv)	IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)	IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

(vi)	IAS 19 Employee Benefits (Amended) involves, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded in other comprehensive income to be recognized either immediately in deficit or as a separate category within equity. The Corporation chose to recognize amounts recorded in other comprehensive income in accumulated other comprehensive income.

The adoption of the amended standard had the following impacts on prior period figures:

Consolidated statement of income

Increase (decrease)	Three months ended March 31, 2012
Employee costs	$1.0
Financial expenses	3.1
Deferred income tax expense	(1.1)

Net income	$(3.0)

Net income attributable to:
Shareholders	$(2.7)
Non-controlling interests	(0.3)

Consolidated balance sheets

Increase (decrease)	December 31, 2012	December 31, 2011
Other liabilities	$2.1	$3.7
Deferred income tax liability	(0.6)	(1.0)
Deficit	(100.7)	(87.9)
Accumulated other comprehensive loss	102.2	90.1
Non-controlling interests	—	(0.5)

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges, or its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue developing its network and related mobile offering;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that would change consumer behaviour toward Quebecor Media’s product suite;

•

unanticipated higher capital spending required to deploy its network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement successfully its business and operating strategies and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its newspapers’ operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its digital television, Internet access and telephony services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licenses or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require us to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2013	2012
		(restated, note 2)
Revenues	3	$1,052.1	$1,061.6
Employee costs	4	270.1	276.0
Purchase of goods and services	4	460.2	463.4
Amortization		162.0	141.3
Financial expenses	5	93.7	83.7
Gain on valuation and translation of financial instruments	6	(7.4)	(81.9)
Restructuring of operations, impairment of assets and other special items		1.6	1.1
Impairment of goodwill		—	14.5
Loss on debt refinancing		—	7.3

Income before income taxes		71.9	156.2
Income taxes:
Current		24.3	5.5
Deferred		(1.9)	35.4

		22.4	40.9

Net income		$49.5	$115.3

Net income attributable to
Shareholders		$52.2	$134.5
Non-controlling interests		(2.7)	(19.2)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2013	2012
	(restated, note 2)
Net income	$49.5	$115.3

Other comprehensive income:
Items that may be reclassified to income:
Gain (loss) on translation of net investments in foreign operations	1.1	(0.4)
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(25.9)	18.9
Deferred income taxes	0.8	2.3
Reclassification to income:
Other comprehensive gain related to cash flow hedges	—	(3.3)
Deferred income taxes	—	(1.2)

	(24.0)	16.3

Comprehensive income	$25.5	$131.6

Comprehensive income attributable to
Shareholders	$28.2	$150.8
Non-controlling interests	(2.7)	(19.2)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended March 31, 2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total

Revenues	$668.8	$207.6	$113.0	$60.8	$35.2	$(33.3)	$1,052.1

Employee costs	95.5	81.6	37.6	14.2	25.0	16.2	270.1
Purchase of goods and services	256.0	120.3	77.3	48.3	8.9	(50.6)	460.2

Operating income[1]	317.3	5.7	(1.9)	(1.7)	1.3	1.1	321.8

Amortization							162.0
Financial expenses							93.7
Gain on valuation and translation of financial instruments							(7.4)
Restructuring of operations, impairment of assets and other special items							1.6

Income before income taxes							$71.9

Additions to property, plant and equipment	$145.6	$2.4	$5.3	$0.5	$0.8	$0.2	$154.8

Additions to intangible assets	13.2	1.0	0.6	0.7	—	0.1	15.6

	Three months ended March 31, 2012 (restated, note 2)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total

Revenues	$645.8	$233.1	$115.4	$67.1	$36.6	$(36.4)	$1,061.6

Employee costs	92.0	91.2	40.7	13.8	23.8	14.5	276.0
Purchase of goods and services	250.8	126.2	81.7	53.0	9.8	(58.1)	463.4

Operating income[1]	303.0	15.7	(7.0)	0.3	3.0	7.2	322.2

Amortization							141.3
Financial expenses							83.7
Gain on valuation and translation of financial instruments							(81.9)
Restructuring of operations, impairment of assets and other special items							1.1
Impairment of goodwill							14.5
Loss on debt refinancing							7.3

Income before income taxes							$156.2

Additions to property, plant and equipment	$183.5	$1.9	$5.3	$0.9	$1.1	$0.5	$193.2

Additions to intangible assets	18.9	2.8	0.6	0.7	—	(0.5)	22.5

[1]

The Chief Executive Officer uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-IFRS measure and is defined as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss on debt refinancing and income taxes.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars) (unaudited)	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive income (loss)
	(note 8)			(note 10)
Balance as of December 31, 2011, as previously reported	$1,752.4	$3,176.6	$(2,055.0)	$15.3	$136.2	$3,025.5
Changes in accounting policies (note 2)	—	—	87.9	(90.1)	(0.5)	(2.7)

Balance as of December 31, 2011, as restated	1,752.4	3,176.6	(1,967.1)	(74.8)	135.7	3,022.8
Net income	—	—	134.5	—	(19.2)	115.3
Other comprehensive income	—	—	—	16.3	—	16.3
Dividends	—	—	(25.0)	—	—	(25.0)

Balance as of March 31, 2012	1,752.4	3,176.6	(1,857.6)	(58.5)	116.5	$3,129.4
Net income	—	—	100.1	—	16.3	116.4
Other comprehensive loss	—	—	—	(8.6)	(1.2)	(9.8)
Acquisition of non-controlling interests	—	(0.3)	—	—	0.3	—
Reclassification of stated capital	3,175.0	(3,175.0)	—	—	—	—
Repurchase of shares	(811.3)	—	(188.8)	—	—	(1,000.1)
Dividends	—	—	(75.0)	—	(0.5)	(75.5)

Balance as of December 31, 2012	4,116.1	1.3	(2,021.3)	(67.1)	131.4	2,160.4
Net income	—	—	52.2	—	(2.7)	49.5
Other comprehensive loss	—	—	—	(24.0)	—	(24.0)
Dividends	—	—	(25.0)	—	—	(25.0)

Balance as of March 31, 2013	$4,116.1	$1.3	$(1,994.1)	$(91.1)	$128.7	$2,160.9

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2013	2012
		(restated, note 2)
Cash flows related to operating activities
Net income		$49.5	$115.3
Adjustments for:
Amortization of property, plant and equipment		125.7	108.2
Amortization of intangible assets		36.3	33.1
Gain on valuation and translation of financial instruments	6	(7.4)	(81.9)
Impairment of goodwill		—	14.5
Loss on debt refinancing		—	7.3
Amortization of financing costs and long-term debt discount	5	3.1	3.7
Deferred income taxes		(1.9)	35.4
Other		2.0	1.9

		207.3	237.5
Net change in non-cash balances related to operating activities		(77.5)	14.8

Cash flows provided by operating activities		129.8	252.3

Cash flows related to investing activities
Additions to property, plant and equipment		(154.8)	(193.2)
Additions to intangible assets		(15.6)	(22.5)
Proceeds from disposal of assets		1.2	1.2
Other		0.4	—

Cash flows used in investing activities		(168.8)	(214.5)

Cash flows related to financing activities
Net change in bank indebtedness		—	(3.7)
Net change under revolving facilities		0.2	3.3
Issuance of long-term debt, net of financing fees		—	787.6
Repayment of long-term debt		(5.3)	(517.9)
Settlement of hedging contracts		(24.8)	(40.5)
Dividends		(25.0)	(25.0)

Cash flows (used in) provided by financing activities		(54.9)	203.8

Net change in cash and cash equivalents		(93.9)	241.6
Cash and cash equivalents at beginning of period		228.7	143.5

Cash and cash equivalents at end of period		$134.8	$385.1

Cash and cash equivalents consist of
Cash		$11.5	$7.9
Cash equivalents		123.3	377.2

		$134.8	$385.1

Interest and taxes reflected as operating activities
Cash interest payments		$23.5	$21.4
Cash income tax payments (net of refunds)		36.3	5.1

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	Note	March 31 2013	December 31 2012
			(restated, note 2)
Assets

Current assets
Cash and cash equivalents		$134.8	$228.7
Accounts receivable		541.9	578.0
Income taxes		30.5	10.6
Amounts receivable from the parent corporation		8.9	11.5
Inventories		252.0	255.5
Prepaid expenses		54.0	37.5

		1,022.1	1,121.8

Non-current assets
Property, plant and equipment		3,340.4	3,353.2
Intangible assets		932.0	956.7
Goodwill		3,372.8	3,371.6
Derivative financial instruments		51.8	35.7
Deferred income taxes		17.7	19.7
Other assets		104.5	102.1

		7,819.2	7,839.0

Total assets		$8,841.3	$8,960.8

Liabilities and equity

Current liabilities
Accounts payable and accrued charges		$657.6	$784.9
Provisions		37.5	45.9
Deferred revenue		295.0	289.0
Income taxes		39.9	33.9
Derivative financial instruments		118.8	28.5
Current portion of long-term debt	7	21.3	21.3

		1,170.1	1,203.5

Non-current liabilities
Long-term debt	7	4,462.4	4,407.4
Derivative financial instruments		132.6	270.1
Other liabilities		330.0	329.5
Deferred income taxes		585.3	589.9

		5,510.3	5,596.9
Equity
Capital stock	8	4,116.1	4,116.1
Contributed surplus		1.3	1.3
Deficit		(1,994.1)	(2,021.3)
Accumulated other comprehensive loss	10	(91.1)	(67.1)

Equity attributable to shareholders		2,032.2	2,029.0
Non-controlling interests		128.7	131.4

		2,160.9	2,160.4

Total liabilities and equity		$8,841.3	$8,960.8

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation is engaged, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada, operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and commercial inserts in Canada, the operation of Internet sites in Canada, including French- and English-language portals and specialized sites, and the operation of out-of-home advertising. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVD and Blu-ray units, musical instruments and magazines in Canada, online sales of downloadable music and books, music streaming service, music production and distribution in Canada, video game development and operation of a Quebec Major Junior Hockey League team. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

Some of the Corporation’s segments experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Corporation depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Corporation’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2012 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor on May 7, 2013.

Comparative figures for the three-month period ended March 31, 2012 have been restated to conform to the presentation adopted for the three-month period ended March 31, 2013.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)	IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)	IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method. The following table summarizes the adjustments that were recorded in the consolidated statement of income for the prior period comparative figures:

Increase (decrease)	Three months ended March 31, 2012
Revenues	$(2.4)
Purchase of goods and services	(1.4)
Financial expenses	(1.0)

Net income	$—

(iii)	IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)	IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)	IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

(vi)	IAS 19 Employee Benefits (Amended) involves, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded in other comprehensive income to be recognized either immediately in deficit or as a separate category within equity. The Corporation chose to recognize amounts recorded in other comprehensive income in accumulated other comprehensive income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES (continued)

(vi)	IAS 19 Employee Benefits (Amended) (continued)

The adoption of the amended standard had the following impacts on prior periods figures:

Consolidated statement of income

Increase (decrease)	Three months ended March 31, 2012
Employee costs	$1.0
Financial expenses	3.1
Deferred income tax expense	(1.1)

Net income	$(3.0)

Net income attributable to:
Shareholders	$(2.7)
Non-controlling interests	(0.3)

Consolidated balance sheets

Increase (decrease)	December 31, 2012	December 31, 2011
Other liabilities	$2.1	$3.7
Deferred income taxes liability	(0.6)	(1.0)
Deficit	(100.7)	(87.9)
Accumulated other comprehensive loss	102.2	90.1
Non-controlling interests	—	(0.5)

3.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended March 31
	2013	2012
		(restated, note 2)
Services rendered	$913.2	$915.2
Product sales	138.9	146.4

	$1,052.1	$1,061.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended March 31
	2013	2012
		(restated, note 2)
Employee costs	$299.3	$306.3
Less employee costs capitalized to property, plant and equipment and intangible assets	(29.2)	(30.3)

	270.1	276.0
Purchase of goods and services
Royalties, rights and creation costs	175.1	173.8
Cost of retail products	62.7	66.4
Marketing, circulation and distribution expenses	45.7	49.8
Service and printing contracts	53.0	53.4
Paper, ink and printing supplies	25.2	28.1
Other	98.5	91.9

	460.2	463.4

	$730.3	$739.4

5.	FINANCIAL EXPENSES

	Three months ended March 31
	2013	2012
		(restated, note 2)
Interest on long-term debt	$87.0	$76.4
Amortization of financing costs and long-term debt discount	3.1	3.7
Interest on net defined benefit liability	3.2	3.1
Loss on foreign currency translation on short-term monetary items	0.6	2.0
Other	(0.2)	(1.5)

	$93.7	$83.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2013	2012
Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(7.2)	$(82.0)
Gain on the ineffective portion of cash flow hedges	(0.2)	—
Loss on the ineffective portion of fair value hedges	—	0.1

	$(7.4)	$(81.9)

7.	LONG-TERM DEBT

Components of long-term debt are as follows:

	March 31, 2013	December 31, 2012
Long-term debt	$4,804.1	$4,743.6
Adjustment related to embedded derivatives	(262.0)	(254.5)
Financing fees, net of amortization	(58.4)	(60.4)

	4,483.7	4,428.7
Less current portion	(21.3)	(21.3)

	$4,462.4	$4,407.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2012 and March 31, 2013	103,251,500	$4,116.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans of the parent corporation, the Corporation and its subsidiaries, for the three-month period ended March 31, 2013:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2012 and March 31, 2013	123,742	$35.72

Vested options as of March 31, 2013	61,655	$35.48

Quebecor Media
As of December 31, 2012	1,349,007	$45.02
Exercised	(238,116)	45.48
Cancelled	(32,500)	47.68

As of March 31, 2013	1,078,391	$44.83

Vested options as of March 31, 2013	230,825	$45.53

TVA Group
As of December 31, 2012	819,421	$16.34
Cancelled	(128,345)	15.29

As of March 31, 2013	691,076	$16.54

Vested options as of March 31, 2013	691,076	$16.54

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B share price, and subject to the achievement of certain non-market performance criteria. During the first quarter of 2013, a cash consideration of $1.9 million was paid upon expiration of 168,612 units. As of March 31, 2013, 270,675 units were outstanding under this plan at an average exercise price of $35.12 (439,287 units were outstanding at an average exercise price of $31.97 as of December 31, 2012).

During the three-month period ended March 31, 2013, no stock options of Quebecor were exercised (185,876 stock options for a cash consideration of $1.6 million in 2012) and 238,116 stock options of Quebecor Media were exercised for a cash consideration of $2.9 million (64,283 stock options for $0.5 million in 2012).

For the three-month period ended March 31, 2013, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $1.3 million ($5.7 million in 2012).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2011	$(1.3)	$16.6	$(90.1)	$(74.8)
Other comprehensive (loss) income	(0.4)	16.7	–	16.3

Balance as of March 31, 2012	(1.7)	33.3	(90.1)	(58.5)
Other comprehensive (loss) income	(1.0)	4.5	(12.1)	(8.6)

Balance as of December 31, 2012	(2.7)	37.8	(102.2)	(67.1)
Other comprehensive income (loss)	1.1	(25.1)	–	(24.0)

Balance as of March 31, 2013	$(1.6)	$12.7	$(102.2)	$(91.1)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 3/4-year period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: May 10, 2013